Exhibit 99.1

Goldcorp to Release 2017 First Quarter Results on April 26th; Conference Call and Webcast on April 27th

VANCOUVER, March 9, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release 2017 first quarter results after the market close on Wednesday, April 26, 2017.

First Quarter 2017 Conference Call and Webcast details below:

Date:	Thursday, April 27, 2017
Time:	10:00 a.m. (PST)
Dial-in:	800-355-4959 (toll-free); 416-340-2216 (outside Canada and the US)
Replay:	800-408-3053 (toll-free); 905-694-9451 (outside Canada and the US)
Replay end date:	May 28, 2017
Replay Passcode:	Conference ID#: 2296992

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/09/c8308.html

%CIK: 0000919239

For further information: please contact: INVESTOR CONTACT, Lynette Gould, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com; MEDIA CONTACT, Christine Marks, Director, Corporate Communications, Goldcorp Inc., Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 17:14e 09-MAR-17